UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

W. P. Carey Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92936U109

(CUSIP Number)

Estate of Wm. Polk Carey

c/o James Sligar, Esq.

Milbank, Tweed, Hadley and McCloy LLP

New York, New York 10005

(212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92936U109

1	NAMES OF REPORTING PERSONS. The Estate of Wm. Polk Carey, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,298
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 30,298
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,298
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

This Amendment No. 8 is being filed by the Estate of Mr. Wm. Polk Carey (the “Estate” or the “Reporting Person”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2011 (as amended on January 31, 2012, March 16, 2012, August 3, 2012, October 10, 2012, December 21, 2012, September 11, 2013, and November 26, 2013, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of W. P. Carey Inc., a Maryland corporation (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 8 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 3 . Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On February 27, 2014, the Estate acquired beneficial ownership of 18,903 shares of Common Stock in accordance with certain performance share units held by the Estate.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On February 28, 2014, the Estate distributed 8,276,354 shares of Common Stock beneficially owned by the Estate to W.P. Carey Foundation and various trusts created under the last will and testament of William Polk Carey. As a consequence, the Estate has ceased to be the beneficial owner of more than five percent of the Company’s outstanding Common Stock. This Amendment No. 8 is the final amendment to the Schedule13D and constitutes an exit filing.

The information contained in Item 3 of this Schedule 13D is herein incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) The Estate directly owns 18,903 shares of Common Stock, which represents less than 1% of all outstanding shares of Common Stock, and indirectly owns, through Wm. Polk Carey Estate, LLC, a New York limited liability company wholly owned by the Estate, 1 share of Common Stock. The Estate also beneficially owns 11,394 shares of Common Stock that the Estate has the right to acquire through the exercise of share options within the next sixty (60) days.

As a result, the Estate is deemed to beneficially own 30,298 shares of Common Stock, which represents less than 1% of all outstanding shares of Common Stock. The preceding percentage ownership calculations are based on 68,254,789 shares of Common Stock outstanding as reported on the Form 10-Q filed on November 5, 2013 by the Company.

(b) The Estate has the sole power to vote 30,298 shares of Common Stock and the sole power to dispose of 30,298 shares of Common Stock.

(c) The Estate has effected the following transactions in the past sixty (60) days:

On February 28, 2014, the Estate distributed 8,276,354 shares of Common Stock beneficially owned by the Estate to W.P. Carey Foundation and various trusts created under the last will and testament of William Polk Carey.

(d) Not applicable.

(e) On February 28, 2014, the Estate ceased to be the beneficial owner of more than five percent of the Company’s outstanding Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

By:	/s/ Jan F. Kärst
Name:	Jan F. Kärst
Title:	Executor

By:	/s/ H. Augustus Carey
Name:	H. Augustus Carey
Title:	Executor

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